Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Three Months Ended March 31, 2016
	2011	2012	2013	2014	2015
	(In thousands)
Earnings:
Consolidated loss before income taxes	$(109,224)	$(85,477)	$(19,435)	$(60,508)	$(107,979)	$(21,548)
Add: Fixed charges	14,446	9,656	7,803	7,598	7,484	1,838
Amortization of capitalized interest	—	—	—	—	—	—
Less: Capitalized interest	—	—	—	—	—	—

Earnings as defined	$(94,778)	$(75,821)	$(11,632)	$(52,910)	$(100,495)	$(19,710)

Fixed charges:
Interest expense	$14,309	$9,120	$7,091	$6,915	$6,828	$1,679
Estimated interest component of rent expense	137	536	712	683	656	159

Total fixed charges	$14,446	$9,656	$7,803	$7,598	$7,484	$1,838

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(109,224)	$(85,477)	$(19,435)	$(60,508)	$(107,979)	$(21,548)

Combined fixed charges and preferred stock dividends:
Fixed charges	$14,446	$9,656	$7,803	$7,598	$7,484	$1,838
Preferred stock dividend requirements of the registrant	2,260	2,824	—	—	—	—

Total combined fixed charges and preferred stock dividends	$16,706	$12,480	$7,803	$7,598	$7,484	$1,838

Ratio of earnings to combined fixed charges and preferred stock dividends (1)	—	—	—	—	—	—

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(111,484)	$(88,301)	$(19,435)	$(60,508)	$(107,979)	$(21,548)

(1)	Earnings were insufficient to cover total fixed charges and total combined fixed charges and preferred stock dividends.